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VIA EDGAR

March 3, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, DC 20549

Attn:	Katherine Wray, Attorney-Advisor

Office of Information Technologies and Services

RE:	Fig Publishing, Inc.

Post-qualification Amendment No. 2 to Offering Statement on Form 1-A

Filed February 3, 2017

File No. 024-10507

Dear Ms. Wray:

On behalf of Fig Publishing, Inc. (the “Company”), we hereby respond to the letter dated February 22, 2017, from you to Mr. Justin Bailey, Chief Executive Officer of the Company, setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in respect of Post-qualification Amendment No. 2 to the Company’s Offering Statement on Form 1-A filed February 3, 2017. Post-qualification Amendment No. 3 to the Company’s Offering Statement (“Post-qualification Amendment No. 3”) is being filed publicly with the Commission contemporaneously with the submission of this letter. For your convenience, we have recited the Staff’s comments in italicized and bold type below, and have followed each comment with the Company’s response.

General

1.	You state that allotments between the Rule 506(c) offerings and Regulation A offerings will be made in the same proportion that the proceeds from the two separate securities offerings bear to the total funds to be provided from Fig’s general account in support of the development of Wasteland 3. Clarify your disclosure to explain whether there is a maximum cap on the dollar amount of securities sold to investors in the Rule 506(c) offering, since this amount would impact the rate at which investors in the Regulation A offering are paid potential dividends. Please also explain how the formula for allotting part of your revenue share between the securities issued in the two offerings takes into account the funds to be provided from your general account in support of the development of Wasteland 3. In this regard, it is unclear from the disclosure provided on your cover page what the respective percentage allocations between the Rule 506(c) and the Regulation A offerings would be if (i) the maximum of $2,250,000 in funds was provided from your general account in support of Wasteland 3 but the two securities offerings raise less than that amount in the aggregate, or (ii) the aggregate amount raised in the two securities offerings exceeds the amount of the funds to be provided from your general account in support of the development of Wasteland 3.

Katherine Wray, Attorney-Advisor U.S. Securities and Exchange Commission RE: Fig Publishing, Inc. March 3, 2017 Page 2 of 4

Response to Comment #1:

In response to this comment, the Company has revised its disclosures on the front cover page of the offering circular and at pages 7, 9, 47 and 52 of Post-qualification Amendment No. 3.

In further response to this comment, the Company advises the Staff that:

a.	In regard to explaining whether there is a maximum cap on the dollar amount of securities sold to investors in the Rule 506(c) offering, the Company advises the Staff that the maximum amount that could have been raised in the Rule 506(c) offering, pursuant to the terms of that offering, was $2,500,000. However, as now disclosed in Post-qualification Amendment No. 3, the Company closed the Rule 506(c) offering on March 1 and raised proceeds of $985,000. The Company believes that its disclosure of the foregoing on the cover page of the offering circular and elsewhere among the pages cited above appropriately informs potential Regulation A investors of the extent to which the Rule 506(c) offering will affect the rate at which at which they are paid potential dividends.

b.	In regard to explaining how the formula for allotting part of the Company’s revenue share between the securities issued in the two offerings takes into account the funds to be provided from the Company’s general account in support of the development of Wasteland 3, and in particular what the respective percentage allocations between the Rule 506(c) and the Regulation A offerings would be if (i) the maximum of $2,250,000 in funds was provided from the Company’s general account in support of Wasteland 3 but the two securities offerings raise less than that amount in the aggregate, or (ii) the aggregate amount raised in the two securities offerings exceeds the amount of the funds to be provided from the Company’s general account in support of the development of Wasteland 3, the Company advises the Staff that:

(i)	To the extent the two securities offerings were to raise less than the funds provided from the Company’s general account (such funds, the “Fig Funds”), each offering would be allotted a portion of the Company’s Wasteland 3 revenue share equal to the proceeds raised in that offering divided by the Fig Funds amount. The balance of the revenue share would be retained by the Company. This would be the appropriate outcome, because the balance of the Fig Funds would have been supplied by the Company, and derived from financing sources other than the offerings. (In addition, please note that this balance, divided by the Fig Funds amount, would necessarily equal the balance of the revenue share being retained by the Company.) The Company notes, however, that in this offering the Company will not be providing any such balance of Fig Funds and will not be receiving a revenue share allotment.

(ii)	The aggregate proceeds raised in the two securities offerings will not exceed the amount of funds provided to the developer from the Company’s general account (again, the “Fig Funds”), because the Company will provide Fig Funds in an amount equal to the aggregate proceeds raised in the two securities offerings.

Katherine Wray, Attorney-Advisor U.S. Securities and Exchange Commission RE: Fig Publishing, Inc. March 3, 2017 Page 3 of 4

The Current Game, Developer and Shares

inXile Entertainment, Inc., page 48

2.	We note your revisions in response to bullet no. 1 of prior comment no. 2. In this regard, you identify certain risks and challenges related to inXile’s business as a “work-for-hire” developer. You also indicate that its strategy has been to shift to a rewards crowdfunding model, and state that inXile’s financial and business position has materially improved as a result. In light of the shift in strategy, it appears that you should identify the key risks and challenges related to inXile’s current business strategy rather than under its prior model. Please revise your disclosure accordingly.

Response to Comment #2:

In response to this comment, the Company has revised its disclosures on pages 26 and 48 of Post-qualification Amendment No. 3.

3.	In response to bullet no. 4 of prior comment no. 2, you refer to certain prior video games developed by inXile as being “profitable” or “approximately profitable.” Use of the term “profitability” implies that such information is based on information contained in financial statements prepared in accordance with GAAP. Revise to describe the commercial success of prior games through other quantitative or qualitative means, or provide support for your belief that the use of the term “profitable” is appropriate.

Response to Comment #3:

In response to this comment, the Company has revised its disclosures on page 48 of Post-qualification Amendment No. 3.

* * * * *

Katherine Wray, Attorney-Advisor U.S. Securities and Exchange Commission RE: Fig Publishing, Inc. March 3, 2017 Page 4 of 4

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions relating to the foregoing, please do not hesitate to contact me at any time at 646-895-7112 (direct); 212-370-1300 (reception); or 917-882-2727 (mobile); or at my email address, rbaumann@egsllp.com.

Very truly yours,

/s/ Richard Baumann
Richard Baumann

cc:	Ivan Griswold, U.S. Securities and Exchange Commission
Justin Bailey, Fig Publishing, Inc.